Exhibit 99.1

MINISO Group Announces Management and Board Changes

GUANGZHOU, China, January 29, 2023 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO,” “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced that Mr. Steven Saiyin Zhang has resigned from his positions as the chief financial officer, executive vice president and an executive director of the Company, effective on January 31, 2023, for personal reason and in order to spend more time with his family. Mr. Steven Zhang will continue to serve as a senior consultant to the Company.

Following Mr. Steven Zhang’s resignation, the board of directors of the Company (the “Board”) will be comprised of five members, including three independent non-executive directors and two executive directors. In addition, the Board has appointed Mr. Eason Jingjing Zhang, currently the Company’s vice president of capital markets, as the new chief financial officer of the Company, effective on January 31, 2023.

Mr. Guofu Ye, founder, chairman of the Board and chief executive officer of the Company, commented, “On behalf of our Board and the management team, I would like to thank Steven for his exemplary service and significant contributions to the Company’s business, financial management, capital markets transactions and corporate governance during the past 5 years since he joined the Company. His sound judgment and leadership have been instrumental in our company’s growth, earning respect and commendation throughout the Company.”

“Steven has designed a detailed succession plan to transition his responsibilities to Eason, who has played a key role in driving MINISO’s success in various capital market transactions and several internal finance management projects, demonstrating a clear understanding of our business and establishing confidence in MINISO among the investor community. We look forward to working with him in his new capacities and together taking the Company to new heights.”

Mr. Eason Zhang has served as the Company’s vice president of capital markets since September 2022, in charge of the Company’s capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Eason Zhang joined the Company in January 2021 as director of capital markets. Since then, he has played a key role in driving the Company’s success in various capital market transactions and several internal finance management projects. Mr. Eason Zhang has 12 years of experience in capital markets. He started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets. Mr. Eason Zhang, a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants, received his dual bachelor degrees in World History and Business Administration from Nankai University and is currently an FMBA candidate of the executive program at China Europe International Business School.

Mr. Steven Zhang has confirmed that he has no dispute or disagreement with the Board or the Company and that there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739